UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)*

GoodRx Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

38246G108

(CUSIP Number)

Carolina A. Picazo

Spectrum Equity

140 New Montgomery St., 20th Floor,

San Francisco, CA 94105

(415) 464-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons Spectrum Equity VII, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,825,306
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,825,306

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,825,306
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 24.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated assuming 123,170,877 shares of Class A Common Stock (“Class A Shares”) outstanding, based upon 93,265,744 Class A Shares outstanding as of February 20, 2024 as reported on the Issuer’s Form 10-K filed on February 29, 2024 (the “10-K”), as increased by 29,905,133 shares of Class B Common Stock, which are convertible into Class A Shares on a one-to-one basis (“Class B Shares”), held by the Reporting Persons following the March 2024 Spectrum Repurchase, as defined below.

1.	Names of Reporting Persons Spectrum Equity Associates VII, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,825,306
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,825,306

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,825,306
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 24.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated assuming 123,170,877 Class A Shares outstanding, based upon 93,265,744 Class A Shares outstanding as of February 20, 2024 as reported on the 10-K, as increased by 29,905,133 Class B Shares held by the Reporting Persons following the March 2024 Spectrum Repurchase, as defined below.

1.	Names of Reporting Persons Spectrum VII Investment Managers’ Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 51,051
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 51,051

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,051
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.04%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated assuming 123,170,877 Class A Shares outstanding, based upon 93,265,744 Class A Shares outstanding as of February 20, 2024 as reported on the 10-K, as increased by 29,905,133 Class B Shares held by the Reporting Persons following the March 2024 Spectrum Repurchase, as defined below.

1.	Names of Reporting Persons Spectrum VII Co-Investment Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,776
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,776

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,776
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.02%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated assuming 123,170,877 Class A Shares outstanding, based upon 93,265,744 Class A Shares outstanding as of February 20, 2024 as reported on the 10-K, as increased by 29,905,133 Class B Shares held by the Reporting Persons following the March 2024 Spectrum Repurchase, as defined below

1.	Names of Reporting Persons SEA VII Management, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,905,133
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,905,133

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,905,133
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 24.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculated assuming 123,170,877 Class A Shares outstanding, based upon 93,265,744 Class A Shares outstanding as of February 20, 2024 as reported on the 10-K, as increased by 29,905,133 Class B Shares held by the Reporting Persons following the March 2024 Spectrum Repurchase, as defined below

Item 1. Security and Issuer

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 2 (“Amendment No. 2”) is being filed by the undersigned to amend the Schedule 13D filed with the SEC on June 1, 2021, as amended by Amendment No. 1, filed with the SEC on November 21, 2023 (the “Original 13D” and, as amended by Amendment No. 2, the “Schedule 13D”) relating to shares of common stock (the “Common Stock”), of GoodRx Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 2701 Olympic Boulevard, Santa Monica, California 90404. Except as set forth herein, the Original 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original 13D.

Item 2. Identity and Background

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

1.	Spectrum Equity VII, L.P. (“SE VII”)
2.	Spectrum Equity Associates VII, L.P. (“Spectrum Equity Associates”)
3.	Spectrum VII Investment Managers’ Fund, L.P. (“Spectrum VII Investment Managers’ Fund”)
4.	Spectrum VII Co-Investment Fund, L.P. (“Spectrum VII Co-Investment Fund”)
5.	SEA VII Management, LLC (“Management LLC”)

Information with respect to the members and executive officers of Management LLC (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, neither the Reporting Persons nor any Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following at the end thereof:

On March 6, 2024, SE VII, Spectrum VII Investment Managers’ Fund and Spectrum VII Co-Investment Fund (collectively, the “Selling Stockholders”) and the Issuer entered into a Stock Purchase Agreement (the “March 2024 Spectrum Stock Purchase Agreement”), pursuant to which the Selling Stockholders agreed to sell an aggregate 6,239,942 Class A Shares to the Issuer for net proceeds of $44,865,182.98 (the “March 2024 Spectrum Repurchase”). The March 2024 Spectrum Repurchase is expected to close on March 11, 2024.

Item 5. Interest in the Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

The information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference, gives effect to the closing of the Stock Purchase Agreement transaction which is expected to occur on March 11, 2024. All such ownership percentages of the securities reported in this Schedule 13D were calculated assuming 123,170,877 Class A Shares outstanding, based upon 93,265,744 Class A Shares outstanding as of February 20, 2024 as reported on the 10-K, as increased by 29,905,133 Class B Shares held by the Reporting Persons following the March 2024 Spectrum Repurchase.

The aggregate 29,905,133 securities reported in this statement, which constitute 24.3% of the outstanding Class A Shares, are held by the Reporting Persons on an as-converted basis as follows: SE VII is the holder of record of 29,825,306 Class A Shares, Spectrum VII Investment Managers’ Fund is the holder of record of 51,051 Class A Shares, and Spectrum VII Co-Investment Fund is the holder of record of 28,776 Class A Shares.

The general partner of SE VII is Spectrum Equity Associates. The general partner of each of Spectrum VII Investment Managers’ Fund, Spectrum VII Co-Investment Fund and Spectrum Equity Associates is Management LLC. Brion B. Applegate, Christopher T. Mitchell, Victor E. Parker, Jr., Benjamin C. Spero, Ronan Cunningham, Peter T. Jensen, Stephen M. LeSieur, Brian Regan and Michael W. Farrell may be deemed to share voting and dispositive power over the securities held by SE VII, Spectrum VII Investment Managers’ Fund and Spectrum VII Co-Investment Fund. Each of these individuals disclaims beneficial ownership of such securities.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Stockholders acknowledge and agree that they are acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other Stockholders are not the subject of this Schedule 13D and accordingly, none of the other Stockholders are included as reporting persons herein.

(c)

During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

March 2024 Stock Purchase Agreement

On March 6, 2024, the Selling Stockholders and the Issuer entered into the March 2024 Spectrum Stock Purchase Agreement, pursuant to which the Issuer will purchase from the Selling Stockholders an aggregate 6,239,942 Class A Shares for an aggregate purchase price of $44,865,182.98. The March 2024 Spectrum Repurchase is expected to close on March 11, 2024.

Pursuant to the March 2024 Spectrum Stock Purchase Agreement, the Selling Stockholders and their affiliates have entered into a Lock-Up, under which they will not, without the Issuer’s prior approval, sell, transfer, otherwise dispose of or enter into a hedging transaction involving any Class A Shares or Class B Shares until the completion of the second full trading day after the public release of earnings data for the quarter ended March 31, 2024, subject to certain limited exceptions.

Item 7. Materials to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement, filed with the SEC as Exhibit 1 to the Original 13D on May 19, 2021.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 8, 2024

Spectrum Equity VII, L.P.
By:	Spectrum Equity Associates VII, L.P., its general partner
By:	SEA VII Management, LLC, its general partner

By:	/s/ Carolina A. Picazo
Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief Compliance Officer

Spectrum Equity Associates VII, L.P.
By:	SEA VII Management, LLC, its general partner

By:	/s/ Carolina A. Picazo
Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief Compliance Officer

Spectrum VII Investment Managers’ Fund, L.P.
By:	SEA VII Management, LLC, its general partner

By:	/s/ Carolina A. Picazo
Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief Compliance Officer

Spectrum VII Co-Investment Fund, L.P.
By:	SEA VII Management, LLC, its general partner

By:	/s/ Carolina A. Picazo
Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief Compliance Officer

SEA VII Management, LLC

By:	/s/ Carolina A. Picazo
Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief Compliance Officer